Form 5
United States Securities and Exchange Commission, Washington, DC 20549

Annual Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

Form 4 Transactions Reported




1. Name and Address of Reporting Person:
Ingham, Thomas
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
02/2003

5. Relationship of Reporting Person(s) to Issuer:
Officer (Vice Presdient Sales and Marketing, North America)

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned

Title of Security: Common Stock
Transaction Date: n/a
Transaction Code: n/a
Amount: n/a
Securities Acquired or Dispose of: n/a
Price: n/a
Amount of Securities Beneficially Owned at End of Month: 26,200
Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a





Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Series C Options
Conversion or Exercise Price of Derivative Security: $14.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/14/04 (1)
Expiration Date: 4/14/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 9,375
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 9,375 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series D Options
Conversion or Exercise Price of Derivative Security: $12.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/25/04 (1)
Expiration Date: 4/25/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 9,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 9,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series F Options
Conversion or Exercise Price of Derivative Security: $17.26
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/17/05 (1)
Expiration Date: 4/17/11
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 20,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 20,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Options
Conversion or Exercise Price of Derivative Security: $7.02
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 10/3/05 (1)
Expiration Date: 10/3/11
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 50,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 50,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Options
Conversion or Exercise Price of Derivative Security: $3.81
Transaction Date: 5/14/02
Transaction Code: A,V
Number of Derivative Securities Acquired or Disposed of: 2,453 (2)
Date Exercisable: 10/31/02
Expiration Date: 5/14/02
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 1,840
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 1,840 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a


Explanation of Responses:
Mr. Ingham is the Vice President Sales & Marketing, North America of DDi Corp.

(1) Options vest in installments over four years beginning on the first anniversary of award.

(2) Option award was 2,453 with 8-month vesting schedule. Vesting permanently ceased as of 11/1/02.


Signature of Reporting Person: Thomas Ingham
Date: January 28, 2003





Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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